June 8, 2005

Ms. Michele Gohlke
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	SonoSite, Inc.
Form 10-K for the year ended December 31, 2004
File No. 000-23791

Dear Ms. Gohlke:

This letter is our response to your letter dated May 9, 2005 regarding your review and comments of our filing referenced above.  For your convenience, our responses are keyed to your comments.

Financial Statements

Notes to Consolidated Financial Statements – Page 47

Note 2.  Summary of Significant Accounting Policies – Page 47

Revenue Recognition – Page 50

Comment No. 1

We note from your disclosure on pages 4 and 7 that you entered into arrangements to sell your products through distributors in 2004.  Tell us supplementally the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations.  Also, tell us supplementally if you grant price concessions to your distributors and if so, tell us how you account for price concessions.  Please expand your policy for revenue recognition to include the accounting for distributor arrangements in future filings.

Response to Comment No. 1

In general, sales to distributors are made pursuant to standard distributor agreements.  We do not recognize revenue until title has transferred to the distributor, including those cases where title passes at a time other than upon delivery to a common carrier at SonoSite's U.S. manufacturing facility.  Our only significant post-shipment obligation to distributors is a product warranty covering materials and workmanship.  This warranty obligation is accounted for under SFAS 5 and FIN 45 and is included in “Accrued Expenses” on our balance sheet and in Note 5 to our December 31, 2004 financial statements.

When products are shipped to the distributor, the distributor is required to inspect the products and either accept or reject the products upon receipt.  The distributor will be deemed to have accepted the products unless it gives SonoSite written notice of rejection within 30 days after the products are shipped to the distributor.  The distributor can only reject products for an obvious defect or shipping error, and in such cases, replacement products would be sent.  Our products are built to our specifications and are appropriately tested prior to shipping.  There are no customer-specific specifications except to determine which components are included in the customer's order.  Since the distributor’s remedy is the replacement of the product and not a refund or credit, it does not result in any deferral of revenue.  Costs associated with the repair of returned, defective products are captured in our warranty accrual.

On occasion, we have granted distributors a limited right requiring us to repurchase products from them upon termination of a distribution agreement in the event such termination is due to a material breach of the agreement by us.  We do not defer any revenue associated with this repurchase obligation because the likelihood of it occurring is remote and, therefore, we estimate the amount of the repurchase obligation to be zero.

Our standard arrangements with distributors do not have any other return provisions.

We grant to our distributors price discounts from our end customer price list and these discounts are recorded as a reduction in revenue at the time revenue is recognized.  We do not grant any other price concessions to our distributors.

We will expand our revenue recognition policy in future filings to include the accounting for distributor arrangements as described above.

Comment No. 2

Please revise future filings to provide separate disclosure of revenues from sales of products and revenues from services and separate the related costs and expenses for products and services on your Statements of Operations.  Alternatively, please explain why you do not believe this is required.  Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

Response to Comment No. 2

Rule 5-03(b) of Regulation S-X requires that any type of revenue comprising more than 10% of total revenues be stated separately along with its related costs.  Our revenues from sales of products comprised approximately 97% of our total revenues in 2004, 97% in 2003 and 99% in 2002.  Because we only had one type of revenue that exceeds 10% of our total revenues, we combined all our revenues into one revenue line on our statement of operations, as provided by Rule 5-03(b).

Comment No. 3

We note your disclosure that sales arrangements may contain multiple elements, consisting of hardware and software products.  We also note that previously sales of Sitelink imaging software were less than 1% of sales and on page 25 you state that sales of SonoMetric software products since the acquisition have not been significant.  Further, you state that revenue from the sale of software related elements in the arrangements is recognized in accordance with SOP 97-2.  Tell us supplementally if the software is “incidental” to your product and therefore, not within the scope of SOP 97-2.  Explain to us why you believe the accounting for your sales arrangements with multiple elements is within the scope of SOP 97-2.

Response to Comment No. 3

We have concluded that software is more than incidental to our product and, therefore pursuant to EITF 03-05, our product sales revenues are within the scope of SOP 97-2.  The ultrasound system that we sell consists of both hardware and software.  The software features of our product, both those that are included as part of the basic system and those that can be purchased and added to the system or purchased on a stand-alone basis, are a significant focus of our marketing efforts.  Also, customers can purchase additional software products after the initial sale of a system.  For these reasons, we have concluded that our sales arrangements are within the scope of SOP 97-2.

The SiteLink imaging software product and SonoMetric software product referenced in your comment are two of the stand-alone software products that we offer with our ultrasound system, in addition to other software features that can be purchased and added to the system.

Comment No. 4

You state for transactions that have undelivered elements for which you have vendor specific objective evidence of the hardware and software products, revenue equal to the total fair value of the undelivered elements is deferred.  Tell us supplementally how you determine the fair value of undelivered items for which you do not have vendor specific objective evidence and how revenue for these transactions would be recognized.

Response to Comment No. 4

We determine fair value through vendor specific objective evidence (VSOE) per SOP 97-2 when there are sales arrangements that have undelivered elements.  If we do not have VSOE for undelivered elements, we therefore cannot determine fair value and, consequently, the entire revenue associated with the transaction would be deferred until such fair value is determined or the undelivered element is delivered.

Stock-based compensation – Page 51

Comment No. 5

We note you presented a pro forma adjustment of $8.8 million as additional income that you would have recognized if you had applied the fair value recognition provisions of SFAS 123 for stock compensation in fiscal 2004.  Tell us supplementally and revise in future filings to clarify why you would have recognized additional income rather than expense related to these outstanding stock options under the fair value provisions of SFAS 123.

Response to Comment No. 5

We have recognized an expense of $4.4 million for SFAS 123 stock compensation, which is more than offset by a tax benefit of $13.2 million resulting from the reduction to the valuation allowance.  In years prior to 2004, when we disclosed the pro forma expense for the SFAS 123 fair value of stock options, there was no reduction of the expense for the related tax benefit because a full valuation allowance was being recorded against all deferred tax assets. The reversal of the valuation allowance in 2004 results in a tax benefit for SFAS 123 pro forma disclosures, which is resulting in the credit to income that is shown in the stock compensation table on page 51 of our Form 10-K.

Note 12.  Income taxes – Page 60

Comment No. 6

We note that you eliminated the valuation allowance for deferred taxes related to US operations in 2004 primarily as a result of current year earnings and your expectation of future profitability for US operations.  Tell us supplementally and revise here and in MD&A in future filings to provide an enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely that not given your lack of history of profitability.  Refer to the guidance provided in paragraphs 20-25 of SFAS 109.

Response to Comment No. 6

Even though we have generated a consolidated profit on an annual basis in only one year, 2004, our U.S. entity has been profitable for the last two years.  Over the past three years, cumulative pre-tax income for the U.S. entity has been approximately $12 million, with significant improvements in taxable income shown in each of those three years.  This is evidenced in the table in number 7 below.  Our forecast for 2005 is for continued growth and positive pre-tax income, both on a consolidated basis and for the U.S. entity itself.  We concluded at the end of 2004 that, based on these factors, the realization of the U.S. deferred tax assets is more likely than not to occur.  We could not make this conclusion at the end of 2003 because, for the three years ended December 31, 2003, there was a cumulative pre-tax loss of approximately $14 million for the U.S. entity.

Comment No. 7

Provide to us supplementally and revise future filings to disclose the following information in your notes to the financial statements for all periods presented:

•	The separate components of income (loss) before income tax expense (benefit) as either domestic or foreign; and
•	The amounts applicable to U.S. federal income taxes, foreign income taxes, and to other income taxes stated separately for each major component of income tax expense, current and deferred.

Refer to the guidance in Rule 4-08(h) of Regulation S-X.

Response to Comment No. 7

The following table allocates income (loss) before taxes between domestic and foreign jurisdictions (in thousands):

	2004	2003	2002
Domestic	$ 11,042	$ 5,025	$ (3,650)
Foreign	(7,382)	(6,809)	(4,081)

	$ 3,660	$ (1,784)	$ (7,731)

Note 12 to our December 31, 2004 consolidated financial statements discloses the amounts applicable to U.S. federal income taxes, foreign income taxes (of which there was none), and to other income taxes stated separately for each major component of income tax expense, current and deferred.

Item 9A.  Controls and Procedures – Page 67

(a) Evaluation of disclosure controls and procedures – Page 67

Comment No. 8

We note your statement that your chief executive office and your chief financial officer “have concluded that our disclosure controls and procedures were not adequate to ensure that the information is required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were not effective.  Please revise in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response to Comment No. 8

In saying that our disclosure controls and procedures were not adequate, our certifying officers had indeed reached a conclusion that our disclosure controls and procedures were not effective.  Future filings will specifically state our certifying officers’ conclusions about the effectiveness of our disclosure controls and procedures.

Comment No. 9

Further to the above, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act.  If you elect to include any language following your conclusion, please ensure that the language is fully consistent with the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.

Response to Comment No. 9

In future filings, we will ensure that the language is consistent with the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.

(c) Changes in internal control over financial reporting – Page 68

Comment No. 10

We note your disclosure that you have made “no significant changes in the Company’s internal control over financial reporting…”  Please revise your disclosure in future filings to remove the word significant and to discuss all changes in internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Response to Comment No. 10

Future filings will discuss all changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Comment No. 11

We note your disclosure in connection with the implementation of the provisions of Section 404 of Sarbanes-Oxley that you made various improvements to your system of internal control as well as strengthened the income tax provision review control procedures.  Tell us supplementally and revise in future filings to disclose the specific steps you have taken to remediate the material weakness identified related to your income tax calculations.  For instance, please specifically discuss the areas of improvements that you have made to strengthen your income tax provision review control procedures.  Include discussions of when you expect all improvements and corrective actions will be implemented and what actions you are taking in the interim to mitigate the weaknesses in the controls.

Response to Comment No. 11

The material weakness related to our review of the tax provision prepared by an independent third party tax firm.  The errors that were made in the initial provision calculation were limited to a few specific areas and we have since been more diligent in our review of those areas.  Additionally, we have begun the process of hiring an employee dedicated solely to the area of taxes, who will have the background and expertise to strengthen our tax provision preparation process.  We expect that this person will be hired within the next 90 days.  We also expect to continue to use an independent third party tax firm in the preparation of our tax provision.

We will disclose in future filings the specific action steps we have taken to remediate the material weakness identified related to our income tax calculations.

*   *   *   *

The Company hereby makes the following acknowledgements to the Securities and Exchange Commission (the "Commission") in connection with its response to the Commission's comments on the Company's Form 10-K for the year ended December 31, 2004 (File No. 000-23791) (the "10-K"):

        1.      The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

        2.      Neither the comments of the Commission and its staff nor any changes in disclosure made by the Company in response to the comments of the Commission and its staff foreclose the Commission from taking any action with respect to the filing;

        3.      The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about our responses to your comments, you may contact me or Bob Belknap, our Director of Finance, at (425) 951-1200.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Chief Financial Officer
SonoSite, Inc.